Exhibit 12.1

TITAN INTERNATIONAL, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Year ended December 31,					Three months ended March 31
	2013	2014	2015	2016	2017	2017	2018
Earnings:
Earnings (loss) before income taxes	$52,490	$(151,109)	$(55,072)	$(36,474)	$(52,876)	$(7,143)	$13,900
Add/(Subtract):
Fixed charges	49,265	39,359	36,673	35,233	32,395	8,328	8,054
Amortization of capitalized interest	11	22	22	22	134	5	66
Distributed income of equity investees	514	558	473	555	820	305	376
Capitalized interest	(237)	(247)	(814)	(1,186)	(276)	(152)	0
Equity method income	(1,430)	(2,108)	(1,790)	(2,977)	(3,615)	(810)	(1,116)
Noncontrolling interest in pretax (income) loss of subsidiaries without fixed charges	5,177	385	7,147	410	3,346	(278)	1,078

Earnings available for fixed charges	$105,790	$(113,140)	$(13,361)	$(4,417)	$(20,072)	$255	$22,358

Fixed charges:
Interest expense	$47,120	$36,564	$34,032	$32,539	$30,229	$7,721	$7,518
Capitalized interest	237	247	814	1,186	276	152	0
Estimated interest in rent expense	1,908	2,548	1,827	1,508	1,890	455	536

Total fixed charges	$49,265	$39,359	$36,673	$35,233	$32,395	$8,328	$8,054

Ratio of earnings to fixed charges (a)	2.15	n/a	n/a	n/a	n/a	0.03	2.78

(a)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2014, 2015, 2016, and 2017, by $152.5 million, $50.0 million, $39.7 million, and $52.5 million, respectively.